UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on March 06, 2025

DATE, TIME AND PLACE: On March 06, 2025, at 6 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on the evolution of the Company's Wealth Management structure.

RESOLUTIONS: The Board of Directors met with Mr. Mario Roberto Opice Leão, CEO of the Company, to discuss the process of evolution of the Company's Wealth Management structure adopted by the Santander Group, reflected in all its local units, and its impacts on the management model in Brazil.

During the meeting, it was discussed that, due to this reorganization process, Mr. Carlos Jose da Costa Andre, Executive Vice-President Officer responsible for Wealth Management in Brazil, will support the transition and restructuring of the management model of this structure until June 30, the date on which he will leave the Company.

The Board therefore resolved to approve the exoneration of Carlos José da Costa André, Brazilian, divorced, engineer, holder of the identity card RG nº 05935301-1 SSP/SP and registered with the CPF/MF under nº 834.157.697-04, with effects from June 30, thanking him for his valuable contributions to the segment, which were fundamental to the success of the Company during his time with us, including his role at the Executive Committee.

The Board also expressed its appreciation for the commitment to conducting the reorganization process, which will be led by Mr. Carlos José da Costa André together with his management team.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Marília Artimonte Rocca, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, March 06, 2025.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 6, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer